

April 27, 2012

Via E-mail
Sanford Lang
Chief Executive Officer
INSYNERGY PRODUCTS, INC.
4705 Laurel Canyon Blvd., Suite 205
Studio City, CA 91604

> **Re:** **INSYNERGY PRODUCTS, INC. (f/k/a INSYNERGY, INC.)**
> **Amendment No. 1 to Form S-1**
> **Filed April 17, 2012**
> **File No. 333-179262**

Dear Mr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 15

1. For each entity that is a selling stockholder, please identify in a footnote the natural person(s) who have voting or investment power over the common shares of INSYNERGY PRODUCTS that are being sold.

Description of Securities to be Registered, page 23

2. You disclose as of December 31, 2011 there were 15,021,150 shares outstanding. Page 7 states there are 15,101,900 shares outstanding. Please reconcile and advise.

3. It appears that your references to "unmissed" stock should be to "unissued" stock. Please revise or advise.

Exhibit 23.1

4.   Your auditors consent refers to their report dated April 16, 2012; however, the date of the report provided in your registration statement is April 17, 2012. Please have your auditors revise their consent to refer to the appropriate date.

Statements of Operations, page 46

5.   Please revise to present stock issued for services within the appropriate expense category line-item in your income statement (e.g., consulting, general and administrative).

Equipment, page 51

6.   You state in your disclosure that you depreciate assets over estimated useful life of three or seven years, but you provide no explanation of what your equipment consists of. Please revise your disclosure here and in your footnote on page 54 to explain the nature of your equipment assets, and explain which asset categories you depreciate over three and seven years.

        You may contact Kenya Gumbs, Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Donald G. Davis, Esq.